UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 22, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Alpine 4 Technologies Ltd.

File No. 333-199840 - CF#31993

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Alpine 4 Technologies Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on November 4, 2014, as amended.

Based on representations by Alpine 4 Technologies Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through July 21, 2019
Exhibit 10.4	through August 15, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary